

July 30, 2010

Gary S. Jacob
President and CEO
Synergy Pharmaceuticals, Inc.
420 Lexington Ave., Suite 1609
New York, NY 10170

> **Re: Synergy Pharmaceuticals, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 333-131722**

Dear Mr. Jacob:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended December 31, 2009

Manufacturing of our Product Candidates, page 5
"If we are unable to obtain sufficient quantities of the raw and bulk materials needed to make our products, or product development and commercialization could be slowed or stopped." Page 19
"We rely on third parties to conduct our clinical trials." Page 23

1. We note the discussion indicates the company is dependent upon third parties to manufacture its product candidates and conduct clinical trials. The agreements with the third parties appear to be material agreements. Please expand the relevant discussion to describe the material term and termination provisions of the agreements. In addition, please file the manufacturing/supply/clinical trial agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Patent and Proprietary Rights, page 8

2. Please discuss your material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology that are dependent on the patent(s), and disclose when the patent(s) expires.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations, page 34

Contractual Obligations and Commitments, page 38

3. For each of your contractual obligations classified as purchase obligations (i.e. major vendors and principally employment, and consulting services) please clarify what these specific obligations relate to in a footnote to your contractual obligations table.

Executive Compensation- General, page 51

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Corporate Governance/Nominating Committee, page 51

5. Please include the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether and, if so, how the committee considers diversity in identifying nominees for director.

Compensation Discussion and Analysis, page 52

6. We note the discussion on page 54 that you have created a base pay structure that is competitive in relation to the market and that the "Compensation Committee targeted base salaries to be competitive with our peers within the biotechnology industry." Please expand the discussion to describe the criteria you used to determine your "peers," how the information was obtained, and identify the members of the "peer" group. In addition, please explain where you positioned your compensation levels relative to the compensation levels in the "peer" group.

7. We note the employment agreements for Dr. Jacob and Mr. Cerrone state that the aggregate base salary payable to Dr. Jacob and Mr. Cerrone during the employment term from Synergy and Callisto will not exceed $300,000 and $295,000, respectively. We note, however, that the aggregate base salary received by Dr. Jacob and Mr. Cerrone for 2009, as reflected in the Form 10-K for each company, was approximately $529,000 and $466,000, respectively. Please expand the Compensation Discussion and Analysis for

your 2009 Form 10-K to discuss the factors and criteria considered by the Compensation Committee in its determination to exceed the respective caps on aggregate base salary for 2009.

8. If the bonus payments and option awards made to Dr. Jacob and Mr. Cerrone in February 2010 were granted based upon their performance for 2009, the discussion should describe the factors considered by the Compensation Committee in determining the awards including each executive's performance and personal contribution to the company's achievement of the corporate objectives for the fiscal year. The Compensation Discussion and Analysis does not currently disclose how the Compensation Committee determined each executive officer's performance or contribution to the achievement of your corporate objectives or how the bonuses and option awards were allocated. Please provide the following:
    *   A discussion of corporation and financial goals that were considered relevant to each NEO;
    *   A more detailed specific description and quantification of the contribution to achievement of corporate objectives for each named executive officer; and
    *   A discussion of how the level of contribution to achievement of corporate objectives or other goals or objectives affected the actual bonus and stock awards granted.

    To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

3. Summary of Significant Accounting Policies and New Accounting Pronouncements

Research and Development, page F-10

9. You have an accounting policy that classifies patent filing and maintenance expenses as research and development expenses. Please tell us why the accounting policy for these expenses is in accordance with the classification prescribed by ASC 730-10-55-2(i).

10. You had a significant increase in research and development expenses related to program expenses from December 31, 2008 to December 31, 2009. Please disclose your accounting policy for accrued expenses related to your research and development program expenses and tell us what consideration was given to disclosing this policy as a critical accounting policy. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements.

5. Accounting for Share-Based Payments, page F-15

11. Please clarify what you mean by "Based upon observed interest rates appropriate for the expected term…" related to the risk-free interest rate assumption used in the Black-Scholes option valuation model to determine share-based compensation.

9. Related Parties, page F-20

12. Please disclose the nature and description of the common operating costs since inception and the dollar amounts of transactions for each period presented with Callisto Pharmaceuticals, a majority owner of your common stock. Please refer to ASC 850-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact John Krug, Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant